

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(X) ANNUAL REPORT UNDER SECTION l5(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2010.

OR

( ) TRANSITIONAL REPORT PURSUANT TO SECTION l5(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For transition period from

Commission File Number: 1-12431

A. Full title of plan and the address of the plan, if different from that of the issuer named below:

UNITY BANK EMPLOYEES' SAVINGS
AND PROFIT SHARING PLAN AND TRUST

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
UNITY BANCORP, INC.
64 OLD HIGHWAY 22 CLINTON, NJ 08809

UNITY BANK
Employees' Savings and Profit Sharing Plan and Trust

REQUIRED INFORMATION

Financial Statements	Page
Report of Independent Registered Public Accounting Firm - McGladrey & Pullen, LLP	1
Statements of Net Assets Available for Benefits December 31, 2010 and 2009	2
Statements of Changes in Net Assets Available for Benefits Years ended December 31, 2010 and 2009	3
Notes to Financial Statements	4
Schedule H. Line 4(i) - Schedule of Assets (Held at End of Year) December 31, 2010	10
Signature of Plan Administrator	11

UNITY BANK
Employees' Savings and Profit Sharing Plan and Trust
Index

Report of Independent Registered
Public Accounting Firm

To the Board of Trustees
Unity Bank Employees' Savings and Profit Sharing Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of the Unity Bank Employees' Savings and Profit Sharing Plan and Trust (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Unity Bank Employees' Savings and Profit Sharing Plan and Trust as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey & Pullen, LLP

June 28, 2011

Blue Bell, Pennsylvania

UNITY BANK
Employees' Savings and Profit Sharing Plan and Trust
Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

		2010		2009
Assets:				
Investments, at fair value: (See notes 6, 7 and 8)				
Short-term money market instuments	$	507,348	$	565,567
Unity Bancorp, Inc. stock fund		326,301		231,657
Common collective trusts		3,352,162		2,485,111
Guaranteed investment contracts		332,785		239,834
Total Investments		4,518,596		3,522,169
Notes receivable from participants		126,897		79,425
Total Assets	$	4,645,493	$	3,601,594
Liabilities:				
Accrued liabilities	$	-	$	(93)
Net assets reflecting investments at fair value		4,645,493		3,601,501
Adjustment from fair value to contract value for fully benefit-responsive investment contracts		(9,259)		(3,908)
Net assets available for benefits	$	4,636,234	$	3,597,593

See accompanying notes to financial statements.


UNITY BANK
Employees' Savings and Profit Sharing Plan and Trust
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2010 and 2009


	2010	2009
Additions:		
Additions of net assets attributed to:		
Contributions:		
Employee contributions	$ 473,516	$ 440,158
Employer contributions, net of forfeitures	210,670	192,043
Total contributions	684,186	632,201
Investment income:		
Net appreciation in fair value of investments	588,460	457,949
Interest and dividends	1,463	3,253
Net investment income	589,923	461,202
Interest income on notes receivable from participants	5,699	5,629
Total additions	1,279,808	1,099,032
Deductions:		
Deductions from net assets attributed to:		
Benefits paid to participants	(212,715)	(309,105)
Administrative expenses	(28,452)	(20,692)
Total deductions	(241,167)	(329,797)
Net increase	1,038,641	769,235
Net assets available for benefits		
Beginning	3,597,593	2,828,358
Ending	$ 4,636,234	$ 3,597,593

See accompanying notes to financial statements.

(1)   <u>Summary of Significant Accounting Policies</u>

Basis of Presentation

The accompanying financial statements of the Unity Bank Employees' Savings and Profit Sharing Plan and Trust (the "Plan") for employees of Unity Bank (the "Bank") have been prepared on an accrual basis and present the net assets available for benefits and the changes in those net assets. Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Administrative Expenses

Administrative fees of the Plan include certain fees charged directly to individual participants, related directly to transactions or events associated with individual participant accounts. Expenses of administering the Plan are paid directly by the Bank.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Notes 6 and 7 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Guaranteed Investment Contracts

The Plan invests in investment contracts through a common collective trust. The trust is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuers are contractually obligated to repay the principal and specified interest rates that are guaranteed to the trust.

Because the underlying guaranteed investment contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. The guaranteed investment contracts are presented on the face of the statement of net assets available for benefits at fair value with an adjustment to contract value in arriving at net assets available for benefits. The Statement of Net Assets Available for Benefits presents the fair value of the investment in the common collective trust as well as the adjustment of the fully benefit-responsive investment in the common collective trust from fair value to contract value relating to the investment contracts.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The assets of the Plan are primarily financial instruments, which are monetary in nature. Accordingly, interest rates have a more significant impact on the Plan's performance than do the effects of general levels of inflation. Interest rates generally do not move in the same direction or with the same magnitude as prices of goods and services as measured by the consumer price index. Investments in funds are subject to risk conditions of the individual funds' objectives, stock market performance, interest rates, economic conditions, and world affairs. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Related-Party Transactions

Certain Plan investments are managed by The Reliance Trust Company ("Reliance"). Reliance is the trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions.

(2)   <u>Description of Plan</u>

The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a participant-directed, Federal income tax deferred defined contribution plan that was initiated in August of 2003 and is administered by the Bank. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Investment Options

The participant contributions and employer matching contributions may be allocated to various investment funds, and/or the Unity Bank Stock Fund at the discretion of the participant, provided that all directed allocations be in whole percentages.

Benefits and Contributions

Eligible participants, as defined, include employees of the Bank who have attained the age of 21, are not resident aliens or collectively bargained employees. Eligible participants can begin making contributions after three months of employment. Participants are eligible to receive employer matching and discretionary contributions when they have completed three months of service, as defined. Benefits are determined based on accumulated participants' and employer's contributions and related investment earnings or losses on those contributions. The participant can contribute up to 75% of base compensation, as defined, subject to legal limitations. The employer's contributions are equal to 100% of the participants' contributions, up to 3% of eligible compensation and 50% of the participant's contributions for the next 2% of eligible compensation, as defined.

Forfeitures

Any forfeited amounts reduce the employer's contributions to the Plan. At December 31, 2010 and 2009, forfeited non-vested accounts amounted to $632 and $1,858 respectively. For the year ended December 31, 2010, there were $2,000 of forfeited non-vested account balances were used to reduce the employer's contributions to the Plan. There were no forfeited non-vested account balances utilized during 2009. These forfeited balances were related to participants who enrolled in the Plan prior to January 1, 2006.

Vesting

All participants are fully vested in their voluntary contributions and related investment earnings or losses. Beginning on January 1, 2006, Unity Bank's 401(k) plan became a "Safe Harbor Plan" which means employer matching contributions made from that date forward are automatically vested. Employer matching contributions made prior to January 1, 2006 are 100% vested after completing six years of service.

Participant Accounts

Each participant's account is credited with the participant's contribution and an allocation of *(a)* the Company's contribution and *(b)* Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Funding

Employee contributions are funded through biweekly payroll deductions, and employer matching is funded each pay period.

Payment of Benefits

Upon normal retirement at age 65 or termination of employment, a participant may elect to receive a lump-sum amount equal to his or her vested account balance at termination date, various annuity options, or, by agreement with the plan administrator, a lump-sum payment at any date prior to the April 1 following the taxable year he or she attains, or would have attained, age 59-1/2. The benefit to which a participant is entitled is the benefit which can be provided from the participant's vested account balance.

(3)   Notes Receivable from Participants

Employees participating in the Plan are eligible to receive loans from the Plan. Loans that are granted to the participant are subject to the following conditions:

> The minimum amount of any loan shall have a minimum term of 12 months. The maximum loan amount is determined under federal tax and pension laws. Borrowings are from the vested portion of accounts in any amount between $1,000 and $50,000, reduced by the highest outstanding loan balance within the prior 12 months.

The interest rates on loans are at reasonable rates of interest based on interest rates that institutions in the business of making loans would charge under similar circumstances. The loans are secured by the balance in the participant's account. Loans are repaid (principal and interest) and added back to the participant account balances generally through regular after-tax payroll deductions.

(4)   Plan Termination

Although it has not expressed any intent to do so, the employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will fully vest and receive the value of their accounts as a lump-sum distribution.

(5)   Tax Status

The Plan adopted a volume submitter plan in August 2003, intended to meet the form requirements of Internal Revenue Code Section 401(a). The employer has not applied for a determination letter. Plan management believes that that the Plan is currently designed and being operated in compliance with the applicable provisions of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements. The Plan was most recently amended in November 2010.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the plan and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

(6)   Fair Value Measurement

The Plan follows *FASB ASC Topic 820, "Fair Value Measurement and Disclosures,"* which requires additional disclosures about the Plan's assets and liabilities that are measured at fair value. Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In determining fair value, the Plan uses various methods including market, income and cost approaches. Based on these approaches, the Plan may utilize certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The Plan utilizes techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in valuation techniques, the Plan is required to provide information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed as follows:

Level 1 Inputs:
● Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 Inputs:
● Quoted prices for similar assets or liabilities in active markets.
● Quoted prices for identical or similar assets or liabilities in inactive markets.
● Inputs other than quoted prices that are observable, either directly or indirectly, for the term of the asset or liability (e.g., interest rates, yield curves, credit risks, prepayment speeds or volatilities) or "market corroborated inputs."

Level 3 Inputs:
● Prices or valuation techniques that require inputs that are both unobservable (i.e. supported by little or no market activity) and that are significant to the fair value of the assets or liabilities.

The following is a description of the valuation methodologies used for assets measured at fair value:

Short-term money market instruments:
Short-term money market instruments are stated at amortized cost, which approximates fair value.

Unity Bancorp, Inc. stock fund:
This is comprised of Unity Bancorp, Inc. common stock which is traded on NASDAQ and valued at its quoted market price at the daily close.

Common collective trusts:
Common collective trusts are valued at the net asset value ("NAV") of shares held by the plan at year-end. The NAV is derived from each Fund's audited financial statements and not published prices. With respect to the underlying collective investment funds, equity investments for which market quotations are readily available are valued at the last reported sale price on their principal exchange on valuation date, or official close price for certain markets. If no sales are reported for that day, investments are valued at the more recent of the last published sale price or the mean between the last reported bid and ask prices, or at fair value as determined in good faith by the Trustee. In addition, the underlying collective investment funds invest in fixed income investments which are valued on the basis of valuations furnished by a Trustee-approved independent pricing service, which determines valuations for normal institutional-size trading units of such securities using methods based on market transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders, or at fair value as determined in good faith by the Trustee. This category is further broken down into the following types of funds:

Asset allocation funds: These funds offer broad diversification and a disciplined rebalancing process by keeping the mix of U.S. stocks, international stocks and U.S bonds at a set percentage, depending on the plan participant's investment strategy (i.e. conservative, moderate, or aggressive).
Bond funds: These funds offer broad, low cost exposure to the U.S. bond market.
Stock funds: These funds offer broad, low cost exposure to stocks. The stocks vary depending on the particular fund (i.e. S&P 500 offers stocks of large U.S. companies, S&P Mid Cap offers stocks of medium U.S. companies, Russell Small Cap offers stocks of small U.S. companies).
Target retirement funds: These funds offer complete asset allocations which become more conservative closer to retirement. Plan participants select the fund with a date closest to their expected retirement date and invest accordingly.

Guaranteed investment contracts ("GICs"):
The fair value of the common collective trust fund is estimated using net asset value per share (or its equivalent). The common collective trust invests in a variety of investment contracts such as guaranteed investment contracts ("GICs") issued by insurance companies and other investment products ("synthetic GICs") with similar characteristics, in addition to smaller investments in short-term investments and U.S. Treasury notes. Shares in the common collective trust may be redeemed daily with no redemption waiting period. There were no unfunded commitments as of December 31, 2010. The crediting interest rates are based formulas agreed upon with the issuers, but they may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting. As of December 31, 2010 and December 31, 2009, the weighted average crediting interest rates were 3.26% and 2.70%, respectively.

Certain events limit the ability of the common collective trust to transact at contract value with the participants. Such events include the following: (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the plan's prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that any events which would limit the plan's ability to transact at contract value with participants are probable of occurring.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There were no changes in the inputs or methodologies used to determine fair value during the year ended December 31, 2010 as compared to December 31, 2009.

The following tables present, by level within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2010 and December 31, 2009.

| | As of December 31, 2010 | | | |
	Level 1	Level 2	Level 3	Total
Short-term money market instruments	$ -	$ 507,348	$ -	$ 507,348
Unity Bancorp, Inc. stock fund (57,818 shares)	-	326,301	-	326,301
Asset allocation funds	-	336,321	-	336,321
Bond funds	-	316,811	-	316,811
Stock funds	-	2,457,948	-	2,457,948
Target retirement funds	-	241,083		241,083
Total common collective trusts	-	3,352,162	-	3,352,162
Guaranteed investment contracts	-	-	332,785	323,526
Total assets at fair value	$ -	$ 4,185,811	$ 332,785	$ 4,518,596

| | As of December 31, 2009 | | | |
	Level 1	Level 2	Level 3	Total
Short-term money market instruments	$ -	$ 565,567	$ -	$ 565,567
Unity Bancorp, Inc. stock fund (61,876 shares)	-	231,657	-	231,657
Asset allocation funds	-	267,805	-	267,805
Bond funds	-	283,233	-	283,233
Stock funds	-	1,823,204	-	1,823,204
Target retirement funds	-	110,869		110,869
Total common collective trusts	-	2,485,111	-	2,485,111
Guaranteed investment contracts	-	-	239,834	239,834
Total assets at fair value	$ -	$ 3,282,335	$ 239,834	$ 3,522,169

The following tables present the changes in Level 3 assets:

| | As of December 31, 2010 |
	Guaranteed Investment Contract
Beginning balance December 31, 2009	$ 235,926
Realized gains (losses)	-
Unrealized gains relating to instruments still held at the reporting date	19,563
Purchases, sales, issuances and settlements, net	77,296
Ending balance December 31, 2010	$ 332,785

| | As of December 31, 2009 |
	Guaranteed Investment Contract
Beginning balance December 31, 2008	$ 190,024
Realized gains (losses)	-
Unrealized gains relating to instruments still held at the reporting date	9,559
Purchases, sales, issuances and settlements, net	40,251
Ending balance December 31, 2009	$ 239,834

(7) **Fair Value of Investments in Certain Entities that Calculate Net Asset Value per Share (or its equivalent)**

The following table sets forth additional disclosures of the Plan's investments whose fair value is estimated using net asset value per share (or its equivalent) as of December 31, 2010:

Investment		Fair Value		Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Asset allocation funds	$	336,321	$	-	Immediate	None
Bond funds		316,811		-	Immediate	None
Stock funds		2,457,949		-	Immediate	None
Target retirement funds		241,083		-	Immediate	None
Total common collective trusts (a)	$	3,352,163	$	-		
Guaranteed investment contract	$	332,785		-	Immediate	None

(a) This category includes collective investment funds, which invest in common stocks and fixed income securities. Investments in this category can be redeemed immediately at the current net asset value per share based on the fair value of underlying assets. The fair value of investment(s) in this category have been estimated using the net asset value per share of the investment(s).

(8) **Investments**

For the years ended December 31, 2010 and 2009, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

		2010		2009
Common Collective Trusts	$	477,799	$	459,052
Common stock		110,661		(1,103)
Total	$	588,460	$	457,949

The following table represents the fair value of individual investments, which exceed 5% of the Plan's net assets as of December 31, 2010 and 2009:

		2010		2009
SSgA - S&P Midcap Index SL Series Fund - Class A	$	555,741	$	393,683
SSgA - S&P 500 Flagship SL Series Fund - Class A		532,717		411,993
SSgA - Government Short Term Investment Fund		507,347		548,389
SSgA - S&P Growth Index SL Fund Series - Class A		360,240		265,644
Unity Bancorp, Inc. Stock Fund		326,301		231,657
SSgA - Pentegra Stable Value Fund (a)		323,526		235,926
SSgA - International Index SL Series Fund - Class I		277,886		224,737
SSgA - Russell Small Cap SL Series Fund - Class I		273,257		204,539

(a) Reported at contract value. Fair market value was $332,785 and $239,834 at December 31, 2010 and 2009, respectively.

(9)   **New Accounting Pronouncements**

FASB ASC Topic 820, "Fair Value Measurements and Disclosures"

In January 2010, the FASB issued an amendment to Fair Value Measurements and Disclosures, Topic 820, *Improving Disclosures About Fair Value Measurements*. This amendment requires new disclosures regarding significant transfers in and out of Level 1 and 2 fair value measurements and the reasons for the transfers. This amendment also requires that a reporting entity present separately information about purchases, sales, issuances and settlements, on a gross basis rather than a net basis for activity in Level 3 fair value measurements using significant unobservable inputs. This amendment also clarifies existing disclosures on the level of disaggregation, in that the reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities, and that a reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for Level 2 and 3. The new disclosures and clarifications of existing disclosures for ASC 820 are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of these amendments did not have a material effect on the Plan's financial statements.

In May 2011, the FASB issued Accounting Standards Update 2011-04, *Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRS,* ("ASU 2011-04"). ASU 2011-04 amended ASC 820, *Fair Value Measurements and Disclosures,* to converge the fair value measurement guidance in US generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRS). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures, although certain of these new disclosures will not be required for nonpublic entities. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011, with early adoption prohibited. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan's financial statements.

FASB ASC Topic 855, "Subsequent Events"

In February 2010, FASB issued ASU No. 2010-9 *Subsequent Events* (Topic 855) *Amendments to Certain Recognition and Disclosure Requirements* ("ASU 2010-9"). ASU 2010-9 amends disclosure requirements within Subtopic 855-10. This change alleviates potential conflicts between Subtopic 855-10 and the Securities and Exchange Commission's requirements. ASU 2010-9 is effective for periods ending after June 15, 2010 and was adopted by the Plan.

FASB ASC Topic 962, "Plan Accounting-Defined Contribution Pension Plans"

In September 2010, the FASB issued ASU No. 2010-25, *Plan Accounting-Defined Contribution Pension Plans: Reporting Loans to Participants by Defined Contribution Pension Plans,* ("ASU No. 2010-25") which amended ASC Topic 962, *Plan Accounting — Defined Contribution Pension Plans*, adding new disclosure requirements for participant loans. ASU No. 2010-25 requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. ASU No. 2010-25 is effective for periods ending after December 15, 2010, with early adoption permitted.

The Plan has reclassified participant loans of $126,897 and $79,425 for the years ended December 31, 2010 and 2009, respectively, from investments to notes receivable from participants. Prior year amounts have been revised to reflect the retrospective application of adopting this new amendment.

(10)   **Reconciliation of Financial Statements to Form 5500**

The following is a reconciliation of net assets available for benefits from the Plan's financial statements to the Form 5500:

	As of December 31,	
	2010	**2009**
Investments at fair value per the financial statements	$ 4,645,493	$ 3,601,501
Adjustment from fair value to contract value	(9,259)	(3,908)
Adjustment for investments due to adoption of new accounting standard	(126,897)	(79,425)
Adjustment for loans due to adoption of new accounting standard	126,897	79,425
Net assets available for benefits per Form 5500	$ 4,636,234	$ 3,597,593

The following is a reconciliation of net investment income (loss) from the Plan's financial statements to the Form 5500:

	As of December 31,	
	2010	**2009**
Net investment income per the financial statements	$ 590,272	$ 462,987
Adjustment from contract value to fair value	5,351	5,483
Net investment income per Form 5500	$ 595,623	$ 468,470

UNITY BANK
Employees' Savings and Profit Sharing Plan and Trust
Schedule H, Line 4(i) - Schedule of Assets
(Held at End of Year)
December 31, 2010

	Shares		Current Value
SSgA - S&P Midcap Index SL Series Fund - Class A	16,438	$	555,740
SSgA - S&P 500 Flagship SL Series Fund - Class A	2,041		532,717
SSgA - Government Short Term Investment Fund	507,348		507,348
SSgA - S&P Growth Index SL Fund Series - Class A	28,879		360,240
Unity Bancorp, Inc. Stock Fund*	57,818		326,301
Invesco Stable Value Fund-Pentegra Share Class (a)	26,672		323,526
SSgA - International Index SL Series Fund - Class I	14,512		277,886
SSgA - Russell Small Cap SL Series Fund - Class I	10,044		273,257
SSgA - NASDAQ 100 Index NL Series Fund - Class A	14,093		197,085
SSgA - U.S. Long Treasury Index SL Series Fund	13,446		186,519
SSgA - Large Cap Value Index SL Series Fund	16,638		178,313
SSgA - Moderate Strategic Balanced SL Fund	9,628		149,927
SSgA - Target Retirement 2015 SL Series Fund - Class I	12,150		146,711
SSgA - U.S. Bond Index SL Series Fund - Class I	5,918		130,292
Loans to Participants (Range of interest rates charged was 4.25% to 9.25%) *	126,897		126,897
SSgA-Aggressive Strategic Balanced SL Fund	7,682		99,103
SSgA - Conservative Strategic Balanced SL	4,840		87,290
SSgA/Tuckerman - REIT Index NL Series Fund - Class A	3,076		82,711
SSgA - Target Retirement 2035 SL Series Fund - Class I	5,642		65,797
SSgA - Target Retirement 2025 SL Series Fund - Class I	1,586		18,910
SSgA - Target Retirement 2045 SL Series Fund - Class I	814		9,665
		$	4,636,234

(a) Reported at contract value. Fair market value was $332,785 and $239,834 at December 31,2010 and 2009, respectively.
 * A party-in-interest as defined by ERISA

SIGNATURE OF PLAN ADMINISTRATOR

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Unity Bank
Dated: June 28, 2011

By:

/s/ Alan J. Bedner, Jr.

Alan J. Bedner, Jr.
Plan Administrator
EVP and CFO